309 N. Water Street, Suite 500
Milwaukee, WI 53202

September 7, 2016

Mr. Wilson K. Lee
Senior Staff Accountant
Division of Corporation Finance - Office of Real Estate & Commodities
Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Physicians Realty Trust
Form 10-K for the fiscal year ended December 31, 2015
Filed February 29, 2016
File No. 1-36007

Dear Mr. Lee,

In response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 29, 2016 concerning Physicians Realty Trust’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2015, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call me at (414) 367-5610.

Very truly yours,
/s/ Jeffrey N. Theiler
Jeffrey N. Theiler
Chief Financial Officer

cc: John W. Lucey, SVP Chief Accounting and Administrative Officer
Christopher M. Bartoli, Partner at Baker & McKenzie LLP